EXHIBIT 99.2

PACIFIC THERAPEUTICS LTD.

MANAGMENTS’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six-Month Ended June 30, 2014

Overview

This MD&A has been prepared as of August 27, 2014 and the following information should be read in conjunction with the Issuer’s un-audited financial statements for the quarter ended June 30, 2014 together with the notes thereto. The Issuer’s financial statements for the period have been prepared in accordance with International Financial Reporting Standards (IFRS). This discussion contains forward-looking statements that involve certain risks and uncertainties. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts are forward-looking statements. In this discussion, the words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “potential” and similar expressions, as they relate to the Issuer, its business and management, are intended to identify forward looking statements. The Issuer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of the business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Except as may be required by applicable law or stock exchange regulation, the Issuer undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If the Issuer updates one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Issuer, is available by accessing the SEDAR website at www.sedar.com.

Business Overview and Strategy

The Issuer is a development stage specialty pharmaceutical company. The Issuer is focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis, Erectile Dysfunction (ED) and other indications. The Issuer’s lead compound for Fibrosis, PTL-202 is a combination of already approved drugs with a well established safety profile. PTL-202 has completed an initial clinical trial. The Issuer’s lead product for Erectile Dysfunction PTL-2015 is an oral dissolving version of a top selling therapy for ED. PTL-2015 has completed a pilot bioavailability study in humans. The Issuer’s pipeline includes PTL-303, a novel drug for the treatment of Liver Cirrhosis.  PTL-303 has shown efficacy in cellular assays.

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. The Issuer will continue to build core skills in managing clinical development of therapies, licensing and commercialization. The Issuer will use its skills, taking in-licensed approved and late stage drug candidates through mid stage human clinical trials. The Issuer currently is focused on therapies for rare fibrosis indications including Idiopathic Pulmonary Fibrosis (IPF), Liver Cirrhosis, Scleroderma Associated Pulmonary Fibrosis, Lung Transplant Rejection as well as ED. The Issuer’s strategy is to sell or out-license its product candidates and technologies after completing Phase 2 clinical trial proof of principal studies. At this stage of development the value of product candidates has been maximized in relation to the capital spent to develop them. In the case of PTL-2015 the strategy is to complete the required clinical trials and register the product for marketing approval prior to out licensing.

Overall Performance

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing.

Corporate Highlights

During the first six months of 2014 the Issuer accomplished the following:

•
On January 6, 2014, the Company extended the expiry date of 2,473,334 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $ $0.15 per share from the original expiry date of January 31, 2014 to July 31, 2014. The warrants were issued in connection with the Company’s ISA financing in 2011.

•
On January 6, 2014, the Company extended the expiry date 600,000 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $0.15 per share for the original expiry date of May 16, 2014 to November 16, 2014. The warrants were issued in connection with the Company’s ISA financing in 2011.

•
On January 6, 2014, the Company extended the expiry date 60,000 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $0.25 per share from the original expiry date of February 28, 2014 to August 28, 2014. The warrants were issued in connection with the private placement in February 28, 2011.

•
On January 10, 2014, the Company engaged Gale Capital Corp. for investor relation services. The term of the contract is for one year for fees of $10,000 lump sum up-front payment and $2,500 per month there after and may be terminated by either party after three months.

•
On January 10, 2014, the Company granted 400,000 stock options to advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share expiring January 10, 2017.

•
On March 7, 2014 the Company issued 525,000 stock options to directors, officers, advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share expiring March 7, 2019.

•
On March 12, 2014 the Company announced that the European Patent Office has issued an official letter stating that it intends to allow the application for the Company’s patent COMPOSITIONS AND METHODS FOR TREATING FIBROPROLIFERATIVE DISORDERS. This patent covers the composition and use of the combination of drugs used in the Company’s lead product for treatment of IPF and includes claims for the use of the combination to treat liver fibrosis, kidney fibrosis, uterine fibrosis and peripheral arterial disease.

•
On May 7, 2014 the Company announced that it had entered into an advisory agreement with TriPoint Global Equities LLC (“TriPoint”), a FINRA member firm. TriPoint is a global investment bank focused on assisting fast growing companies. The company  issued to TriPoint warrants to purchase 700,000 shares at a price of $0.10 per share. The warrants expire on May 6, 2016

•
On June 14, 2014 the Company issued 500,000 options to purchase common shares to a director and officer under the 2013 stock option plan as approved at the Company’s previous annual general meeting. The options may be exercised at a price of $0.06 per share for a period of one (1) year.

Selected Financial Information

The financial information reported here has been prepared in accordance with IFRS. The Issuer uses the Canadian dollar (CDN) as its reporting currency. Selected un-audited financial data for interim operations of the Issuer for the three and six months ended June 30, 2014 and June 30, 2013 is presented below:

Selected Statement of Operations Data

Period ended	Three Months ended June 30, 2014		Three Months ended June 30, 2013		Six Months Ended June 30, 2014		Six Months Ended June 30, 2013
Total revenues	$	Nil	$	Nil	$	Nil	$	Nil
Net and Comprehensive loss		$(149,592)		$(152,648)		(323,817)		$(236,193)
Basic loss per share		$(0.00)		$(0.01)		$(0.01)		$(0.01)
Diluted loss per share (Unaudited)		$(0.00)		$(0.01)		$(0.01)		$(0.01)
Weighted average shares		37,456,825		25,861,550		37,456,825		21,133,116
(1) Financial data for the quarter prepared using IFRS

The net loss and comprehensive loss from operations of $323,817 for the six months ended June 30, 2014 decreased when compared to the loss and comprehensive loss from operations of $327,183for the six months ended June 30, 2013.  The decreased loss is primarily due to a decrease in advertising and promotion, derivative liability, write-off of a license and investor relations in the six month period ended June 30, 2014 as compared to the six month period ended June 30, 2013. These decreased expenses were offset by an increase in stock based compensation, insurance costs and professional fees in the six months ended June 30, 2014.

Selected Balance Sheet Data

Period ended	June 30, 2014		June 30, 2013
Cash & Equivalents		$1,905		$1,927
Current assets		$18,048		$21,903
Property and equipment (net of depreciation)		$1,835		$3,155
Patents & Licenses (net of amortization)		$61,777		$53,335
Total Assets		$81,660		$78,413
Current liabilities		$747,813		$645,840
Non-Current liabilities	$	Nil	$	Nil
Total liabilities		$747,813		645,840
Working Capital		$(729,765)		$(567,427)
(1) Financial data prepared using IFRS

Cash and equivalents decreased in the first six months by $178,787 from $180,692 on December 31, 2013 to $1,905 as of June 30, 2014.

Comparison of the Quarters ending June 30, 2014, June 30, 2013 and June 30, 2012

Revenues

As the focus of management during the first six months of 2014 was on preparing for further clinical trials of PTL-202 and PTL-2015 no revenues were realized.

The Issuer has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies.  The Issuer has not recognized any revenue since inception through June 30, 2014.  The Issuer does not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202 or the approval for marketing of PTL-2015.

The Issuer’s revenues will be earned through upfront payments from licenses, milestone payments included in-licenses and royalty income from licenses.  The Issuer’s revenues will depend on out licensing the Issuer’s drug candidates to suitable development and commercialization partners and its partners’ abilities to successfully complete clinical trials and commercialize the Issuer’s drug candidates worldwide.

Expenses

The net loss and comprehensive loss from operations for the six months ended June 30, 2014 was $323,817 (June 30, 2013 - $327,183) a favorable variance of $3,366. The decreased loss is primarily due to a license write-off of $42,510 in the six month period ended June 30, 2013, decrease in investor relations of $35,000, loss on derivative liability of $13,255 and a decrease in advertising and promotion of $21,497. These decreases were offset by increases in stock based compensation in 2014 of $71,940 as the Company issued 925,000 options to directors, officers, advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share, 400,000 options expire January 10, 2017 and 525,000 options expire march 2, 2019, decrease in professional fees and wages of $16,305 and increase travel costs of $3,835.

The net loss and comprehensive loss from operations for the three months ended March 31, 2013 was $174,535 (March 31, 2012 - $147,137) an unfavourable variance of $27,398. The increased loss is primarily due to an increase in license write-off of $42,510, advertising and promotion of $19,158, loss on the re-measurement of the component parts of the convertible note to fair value of $18,950, partially offset by a reduction in interest expense of $78,400.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

	Three Months ended March 31 , 2014		Three Months ended March 31, 2013		Six Months Ended June 30, 2014		Six Months Ended June 30, 2013
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$	Nil	$	Nil	$	Nil	$	Nil
License Fees and Subcontract research	$	Nil	$	Nil	$	Nil		Nil

Facilities and Operations	$	Nil	$	Nil	$	Nil		Nil
Less: Government contributions	$	Nil	$	Nil	$	Nil		Nil

Total	$	Nil	$	Nil	$	Nil	$	Nil

For the six months ended June 30, 2014 research and development costs were $Nil (June 30, 2013 - $Nil) and for the six months ended June 30, 2012 research and development costs were $3,807. The decrease in research expense in 2014 and 2013 as compared to 2012 is due to a lack of funds to conduct clinical trials on PTL-202. The research and development costs for the six months ended June 30, 2012 were composed of $10,315 that was paid to IntelGenx under the development and commercialization agreement. This expense was offset by a $6,508 government grant..

During the next twelve months, subject to available funding the Issuer intends to test the bioavailability of a once a day formulation of PTL-2015, a treatment for erectile dysfunction. Also, during the next twelve months, subject to funding the Issuer intends to complete a dose escalating study of a once a day formulation of PTL-202 as well as develop data for chemistry, manufacturing and control for a regulatory submission.

Research and development expenses of approximately $250,000 are required for the pivotal trial scale-up and process development of PTL-202 and an additional $240,000 will be required for the pivotal clinical trial of the formulated product. The results of this work may provide the information required for a regulatory submission to move PTL-202 into a phase 2 study. The cost of the regulatory submission is budgeted at $280,000.

Additional financing will be required to complete the development and commercialize PTL-202. There is no assurance that such financing will be available or that the Issuer will have the capital to complete this proposed development and commercialization.

The Issuer was able to complete the formulation, drug/drug interaction study of PTL-202, analyzing the blood samples and analyzing the data from the drug/drug interaction trial in 2012 as planned.  The Issuer’s clinical development studies and regulatory considerations relating to PTL-202 are subject to risks and uncertainties that may significantly impact its expense estimates and development schedules, including:

•	the scope, rate of progress and cost of the development of PTL-202;
•	uncertainties as to future results of the drug/drug interaction study of PTL-202;
•	uncertainties as to future results of the formulation development and pilot study of PTL-202;
•	the issuers ability to enroll subjects in clinical trials for current and future studies;
•	the Issuer’s ability to raise additional capital; and
•	the expense and timing of the receipt of regulatory approvals.

In addition to the formulation and clinical development plans for PTL-202 the Issuer may begin development of PTL-303 for the treatment of Liver Cirrhosis. The Issuer will only be able to begin development of PTL-303 if additional funds are available. There is no guarantee that these funds will be available to the Issuer and, if they are available, they may not be available on acceptable terms. Development of PTL-303 may significantly impact the Issuer’s expense projections and development timelines.

Also the Issuer has plans to initiate a bioequivelancy study of PTL-2015 for ED and make application to a regulatory for marketing approval. The budget for the development of PTL-2015 is $500,000.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

During the six months ended June 30, 2014 total general and administrative costs were $324,043 (June 30, 2013 - $ 269,572) an increase of $54,471. The increased loss is primarily due to options issued during the quarter valued at $97,808 using the Black-Scholes Option Pricing Model, an increase professional fees and salaries of $36,004 and increased travel expenses of $ 6,908, partly offset by a decrease in advertising and promotion of $21,497and investor relations of $35,000.

During the three months ended June 30, 2013 total general and administrative costs were $ 149,592 (2013 - $157,397) a decrease of $7,805. The decreased loss is largely due to a decrease in advertising and promotion of $12,843, investor relations of $12,500.

During 2014 and beyond, as PTL-202 and PTL-2015 begin clinical development and as operations are developed to move PTL-202, PTL-2015 and other drug candidates through the clinical trial process, general and administrative expenses will increase. Increases in personnel costs, professional fees and expenses related to additional equipment will make up a significant portion of these planned expenditures.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are accrued to intangible assets on the Issuer’s financial statements.  In addition, any expenses for intellectual property protection including patent lawyers services fees and any filing fees with government agencies or the WIPO are accrued to intangible assets. There was a decrease in intangible assets in the first three months ended June 30, 2014 of $1,864 as compared to the year ended December 31, 2014, due to amortization for the period of $2,682 partly offset by patent license fee of $4,546.

Interest Expense/(Income)

The interest expense in the six months ended June 30, 2014 was $900 (June 30, 2013 –$ 1,800). The interest expense decrease was due to payment of the Interwest loan during the six months ended June 30, 2014.

Profits

At this time, the Issuer is not anticipating profit from operations.  Until such time as the Issuer is able to realize profits from the out licensing of products under development, the Issuer will report an annual deficit and quarterly deficit and will rely on its ability to obtain equity/or debt financing to fund on-going operations. For information concerning the business of the Issuer, please see “Business Overview and Strategy”.

Stock Based Compensation

For the six months ended June 30, 2014 stock based compensation was $97,808 (June 30, 2013 - $34,847, June 30, 2012 - $11,564). The Company issued 925,000 options, to purchase a corresponding number of common shares at $0.10 for a period of 5 years, valued at $97,808 using the Black-Scholes option pricing model and 500,000 options, to purchase a corresponding number of common shares at $0.06 for a period of 1 year, valued at $25,868 using the Black-Scholes option pricing model.

Selected Quarterly Information

	June 30, 2014 $	March 31, 2014 $	December 31, 2013 $	September 31, 2013 $	June 30, 2013 $	March 31, 2013 $	December 31, 2012 $	September 31, 2012 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(149,592)	(174,225)	(308,767)	(104,895)	(152,648)	(174,535)	(205,919)	(163,356)
Loss per Share basic and diluted	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)
Cash	1,905	10,220	180,692	7,523	1,927	7,220	9,854	36,004
Total Assets	81,660	122,296	287,043	136,900	78,413	121,075	206,533	280,629
Non-Current Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Liquidity and Capital Resources

At June 30, 2014, the Issuer had cash and cash equivalents of $ 1,905 (December 31, 2013 - $180,692) and a working capital deficit of  $729,765 (December 31, 2013 – deficit $502,500). Working capital is defined as current assets less current liabilities.

The Issuer’s Cash flows from financing activities during the six months ended June 30, 2014 consisted of repayment of a promissory note and interest of $30,900. In the six months ended June 30, 2013 the Company received $110,000 from issuance of common shares and repaid a demand loan of $ 45,553with receipts from a promissory note and warrants generating $ 20,780. In the three months ended June 30, 2012 the Company received $118,401from issuance of common shares.

Cash utilized in operating activities during the six months ended June 30, 2014 was $ 143,341 (June 30, 2013 - $ 115,052, June 30, 2012 - $ 160,009). This difference between June 30, 2014 and June 30, 2013 was primarily due to a decrease in prepaid expenses of $58,559 and a decrease in license write offs of $42,510 and an increase in share based payments of $62,916.

At June 30, 2014, share capital was $2,699,210 comprising 37,456,825 issued and outstanding Common Shares (December 31, 2013 – $2,669,210 comprising 37,456,825 issued and outstanding Common Shares) as no shares were issued in the six months ended June 30, 2014.

Warrant and Option Reserves at June 30, 2014, is $221,512 (December 31, 2013 – $123,704) the increase is the result of the Company issuing 925,000, $0.10 options valued at $71,940 using the Black-Scholes option pricing model.

As a result of the net loss for the period ending June 30, 2014 of $323,817 (June 30, 2013 - $327,183, June 30, 2012 - $236,193), the deficit at June 30, 2014 increased to $3,586,875 from $3,263,058 as at December 31, 2013.

At present, the Issuer’s operations do not generate cash inflows and its financial success after June 30, 2014 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Issuer’s technologies to the point that they may be out licensed so that the Issuer achieves profitable operations. The research and development process can take many years and is subject to factors that are beyond the Issuer’s control.

In order to finance the Issuer’s future research and development and to cover administrative and overhead expenses in the coming years the Issuer may raise money through equity sales.  Many factors influence the Issuer’s ability to raise funds, including the Issuer’s track record, and the experience and calibre of its management.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities.  Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control.  Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

There are currently no off balance sheet arrangements which could have an effect on current or future results or operations or the financial condition of the Company.

Transactions with Related Parties

•	Consulting and accounting fees were paid or accrued to Derick Sinclair the Company’s Chief Financial Officer and a shareholder of $10,500 during the six months ended June 30, 2014.
•	Legal fees of $446 were paid to a director of the Company.
•	Salary was paid or accrued to Doug Unwin the Company’s Chief Executive Officer and a shareholder of $ 40,000 during the 3 months ended June 30, 2014.
•
500,000 stock options that may be exercised for up to 5 years at an exercise price of $0.10 per share were grant to officers and directors of the Company. The options were assigned a fair value of $67,835 using the Black-Scholes Pricing Model and vest immediately.

Subsequent Events

On July 7, 2014 the Company announced that the European Patent Office has granted the Company’s patent COMPOSITIONS AND METHODS FOR TREATING FIBROPROLIFERATIVE DISORDERS. This patent covers the composition and use of the combination of drugs used in the Company’s lead product for treatment of IPF and includes claims for the use of the combination to treat liver fibrosis, kidney fibrosis, uterine fibrosis and peripheral arterial disease.

On July 9, 2014 the Company released the results of its pre-clinical studies of PTL-202. PTL-202 and its separate constituents were tested in 5 experiments in a recognized mouse model of pulmonary fibrosis. These studies provided the data required for the recently granted European patent covering the proprietary technology utilized in PTL-202.

On July 16, 2014 the company signed a term sheet with Vodis Innovative Pharmaceuticals (“Vodis”) agreeing to work with Vodis on the development of therapies based on extracts from cannabis plants.

On August 5, 204 the company announced a non-brokered Offering of the Company’s capital. The Company will offer up to 8,000,000 Units at a price of $0.05 per Unit for aggregate proceeds of CAD $400,000 (the “Offering”). Each Unit (a “Unit”) will consist of one common share and one warrant to purchase a common share. One warrant may be exercised to purchase a common share for $0.15 for up to one year. The Company may pay finders a fee consisting of cash and warrants from the proceeds of the proposed Offering. All of the Units issued will be subject to a four-month hold period. As well as accredited investors, the company will make the offer to subscribe for new capital available to existing shareholders, who can avail themselves of the offer under a new prospectus exemption process as set out in BC Instrument 45-534.

Proposed Transactions

As at the date of this Management Discussion and Analysis there are no transactions currently contemplated by the Issuer, other than the joint venture between the company and Vodis Innovative Pharmaceuticals for the development of cannaboid based therapies.

Financial Instruments and Other Instruments

The Issuer’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, amounts due to shareholders, irrevocable subscriptions and Class B Series I Preferred Shares.  Unless otherwise noted, it is management’s opinion that the Issuer is not exposed to significant interest, currency or credit risks arising from financial instruments.  Amounts due to shareholders, irrevocable subscriptions and Class B Series I Preferred Shares are classified as financial liabilities and are carried at amortized cost. The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

Disclosure of Outstanding Share Data

As at June 30, 2014, the Issuer had an unlimited number of authorized common shares with 37,456,825 common shares issued and outstanding.

As at June 30, 2014 the issuer had 3,325,000 (December 31, 2013 - 1,900,000) options outstanding. During the three months ended June 30, 2014 the Company issued 500,000 options to purchase common shares for up to 5 years at an exercise price of $0.06 per common share to certain officers, directors, employees and consultants. The 3,325,000 options entitles the holder to purchase corresponding common shares at exercise prices ranging from $0.06 to $0.27 and expiry dates range from November 4, 2014 to June 11, 2020.

As at June 30, 2014 the Issuer had 18,219,836 warrants and 3,325,000 options outstanding. The following table shows the details for the outstanding warrants and options.

Description of Security (include conversion / exercise terms, including conversion / exercise price)	Number of convertible / exchangeable securities outstanding	Number of listed securities issuable upon conversion / exercise
2011 bonus warrants issued as an inducement for the Irrevocable Subscription Agreements, 1 whole warrant per unit exercisable at $0.15 up until July 31, 2014	2,333,334	2,333,334
2011 Unit warrants, 1 whole warrant per unit exercisable at $0.15 up until July 31, 2014	140,000	140,000
2011 Unit warrants, 1 whole warrant per unit exercisable at $0.15 up until August 28, 2014	60,000	60,000
2011 bonus warrants issued as an inducement for the Irrevocable Subscription Agreements, 1 whole warrant per unit exercisable at $0.15 up until November 16, 2014	600,000	600,000
2012 Unit Warrants, 1 whole warrant per unit exercisable at $0.22 up until June 20, 2014	732,670	732,670
2012 Finder Warrants, 1 whole warrant per unit exercisable at $0.22 up until June 19, 2014	56,666	56,666
2012 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until September 21, 2014	747,166	747,166
2013 Bonus Warrants 1 exercisable at $0.22 up until September 24, 2014	200,000	200,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until February 12, 2015	1,000,000	1,000,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until May 1, 2015	1,300,000	1,300,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 8, 2016	2,250,000	2,250,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 18, 2016	2,020,000	2,020,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until November 5, 2016	6,780,000	6,780,000
Options expiring November 4, 2014 with an exercise price of $0.27	150,000	150,000
Options expiring March 5, 2015 with an exercise price of $0.27	375,000	375,000
Options expiring July 3, 2017, with an exercise price of $0.10	475,000	475,000
Options expiring December 21, 2017 with an exercise price of $0.10	450,000	450,000
Options expiring April 4, 2018 with an exercise price of $0.10	350,000	350,000
Options expiring September 16, 2018 with an exercise price of $0.10	100,000	100,000
Options expiring January 10, 2017 with an exercise price of $0.10	400,000	400,000
Options expiring March 2, 2019 with an exercise price of $0.10	525,000	525,000
Options expiring June 11, 2015 with an exercise price of $0.06	500,000	500,000

Subsequent events

On August 5, 2014 the Company announced a non-brokered Offering of the Company’s capital of up to 8,000,000 Units at a price of $0.05 per Unit for aggregate proceeds of CAD $400,000. Each Unit will consist of one common share and one warrant to purchase a common share. One warrant may be exercised to purchase a common share for $0.15 for up to one year. The Company may pay finders a fee consisting of cash and warrants from the proceeds of the proposed Offering. All of the Units issued will be subject to a four-month hold period.